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NR 08 – 2025

Avrupa Minerals Expands Landholdings in Vihanti-Pyhäsalmi VMS District, Finland

Vancouver, British Columbia – October 8, 2025 – Avrupa Minerals Ltd. (TSX-V: AVU) is pleased to report that it has acquired more exploration ground in the prolific Vihanti-Pyhäsalmi VMS District of Central Finland through its Finland-domiciled partnership, Akkerman Finland Oy (AFOy).  AFOy expanded its holdings in the District with a new exploration area reservation, KKS (VA2025-0043), that totals 18.6 km2 in area, covering three historic VMS prospects:  Kurpas, Kaskela and Sirviö.  AFOy now holds seven copper-zinc exploration permits in the District, in various stages of granting by the Finnish government, and one gold exploration permit in the Oijärvi Greenstone Belt.

Sirviö
Kurpas
KKS
(VA2025-0043)
Kaskela
Nivanperä
Nurmesperä
Kokkoperä
Jokikylä
Lohvanjoki
Parkkimanjärvi
Itäranta
Murronperä
Ojakylä
Parkkima
Lookila
Väätinperä
Kaakkuri
Hietakylä
Hevosneva
Lammasmäki
PYHÄJÄRVI
Eskoperä
Kettuperä
Tunturimäki
Komu
Pyhäsalmi Mine
Lamminaho
Tapaninahonperä
Hynynkylä
Komujärvi
Uppolanperä
Korpelanperä
Pietilä
Tihilänkangas
Pilpanperä
Majoo
Lapinsalo
Huutoniemenperä
Huttula
Jokela
Aittoviita
Lahnanen
Pihlajamaa
Remeskylä
Pökkiperä
Tyrsävä
Remesjoki
Rantapera
Maanua
Lahnajoki
Leppikangas
Lepistönperä
Ahosenmäki
Rönkönaho
Olkkosperä
Jylänginperä
Verttilänperä
Herukkamäki
Turhala
Sadinkari
Mykkäspera
Tapanahonmäki
Luvelahti
Korpijoki
Osmanki
Tikanperä
Kytöranta
Koskenjoki
Haapakumpu
Rantakylä
KIURUVESI
Yhtyla
Niemiskylä
Kukkomäki
Hilapparanta

Figure 1.  Location of the KKS reservation area (orange), 15-20 kms NNW of the Pyhäsalmi Mine.  Gray areas are prospective volcano-sedimentary sequence units.

The Geological Survey of Finland (GTK) reviewed the area intermittently from 1970 to 2001.  Outokumpu discovered shallow copper-zinc mineralization in 1986 at Kaskela and in 1989 at Kurpas in volcanogenic massive sulfide layers extending over several 100’s of meters at the prospects.  Best results from limited, shallow drilling returned the following narrow intercepts:

Prospect	Width (m)	Cu Grade (%)	Zn Grade (%)
Kurpas	1.0	2.4	-
	2.0	1.2	-
	0.2 – 0.8	-	2-8
Kaskela	5.1	-	6.1
	1.5	-	8.8
	0.7	2.4	-

Table 1.  Drilling information collected from public (translated to English) Mineral Deposit Reports prepared by the Geological Survey of Finland:  542—Kaskela and 543—Kurpas.

Follow-up exploration by Outokumpu Oy and Belvedere Resources Ltd., aimed at potential extensions of the mineralization, did not yield hoped-for results.  Both companies discontinued exploration work in the area by 2005, and as a result, no further work has been attempted over the past 20 years.

Importantly, as in much of the Vihanti-Pyhäsalmi District, there has been no exploration at all in the deeper parts (> 200 meters) of the prospective volcano-sedimentary sequence around KKS, except for the deep success at Pyhäsalmi, itself.  AFOy plans to screen the depth potential with geophysical tools including airborne deep-EM and detailed magnetics.

Paul W. Kuhn, President and CEO of Avrupa Minerals, said, “We have acquired another area of massive sulfide mineralization close to the Pyhäsalmi Mine.  Our VMS portfolio in the District now includes seven licenses covering prospective target areas, including two permits located immediately adjacent to the Pyhäsalmi Mine, less than 2 km from the headframe.

We are presently reaching out to numerous companies actively involved in base metals’ exploration to attract a joint venture partner for the VMS program in the District.  As part of this campaign, management from Avrupa and from Akkerman Exploration, the AFOy partners, will be attending the upcoming FEM2025 Conference in Levi, Finland from the 28th through the 30th of October.  We welcome inquiries concerning the program, and will be open for meetings concerning potential partnerships.”

For further information and/or arrangement of a meeting at FEM2025, please contact:

Mr. Kuhn at paulk@avrupaminerals.com, or

Drs. Jan Akkerman at j.akkerman@akkermanexploration.com.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid project generator business model.  The Company holds one 100%-owned license in Portugal, the Alvalade VMS Project, and has submitted an application for a mining license covering the Sesmarias massive sulfide showing within the Project area.  The Company holds one 49%-owned exploration license covering the Slivova Gold Project in Kosovo, optioned to Western Tethyan Resources, and is actively advancing seven copper-zinc prospects and one gold prospect in central Finland through its partnership with Akkerman Exploration bv in the Finnish exploration company, Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe, and is actively looking for new JV partnerships in Finland and Portugal.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.